

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 27, 2010

Mr. Suk-Chae Lee
Chief Executive Officer
KT Corporation
206 Jungja-dong
Bundang-ku, Sungnam, Gyunggi-do
463-711 Korea

> **Re:** **KT Corporation**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 1-14926**

Dear Mr. Lee:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director